

Looking Ahead.

Adapting for a successful future.

LS Lake Shore Savings
Putting People First.™

2022 ANNUAL REPORT
LAKE SHORE BANCORP, INC.

About Lake Shore Savings

Lake Shore Bancorp, Inc. (NASDAQ Global Market: LSBK) is the mid-tier holding company of Lake Shore Savings Bank, a federally chartered, community-oriented financial institution headquartered in Dunkirk, New York. The Bank has eleven full-service branch locations in Western New York, including five in Chautauqua County and six in Erie County. The Bank offers a broad range of retail and commercial lending and deposit services. The Company's common stock is traded on the NASDAQ Global Market as "LSBK". Additional information about the Company is available at lakeshoresavings.com.



$700M	$68.9M	11	0.82%	6.90%
in total assets	total capitalization	branches	ROAA	ROAE

(at 12/30/22 share price of $12.07)

TABLE OF CONTENTS

2022 Highlights

Total Assets
($ in millions)



2018	2019	2020	2021	2022
$545.7	$610.9	$686.2	$713.7	$699.9

Net Interest Margin



2018	2019	2020	2021	2022
3.61%	3.58%	3.23%	3.35%	3.77%

Basic Earnings
per share



2018	2019	2020	2021	2022
$0.66	$0.68	$0.77	$1.05	$0.97

Loans, Net
($ in millions)



2018	2019	2020	2021	2022
$392.5	$470.8	$524.1	$517.2	$573.5

Net Income
($ in millions)



2018	2019	2020	2021	2022
$4.0	$4.1	$4.6	$6.2	$5.7

Deposits
($ in millions)



2018	2019	2020	2021	2022
$432.5	$483.5	$560.3	$593.2	$570.1



Looking Ahead.
Adapting for the Future.

In 2022, we saw exceptional resilience in a difficult market environment. Our unwavering commitment to delivering outstanding customer experiences, particularly in the small business and commercial real estate sectors, was a major contributor to our 2022 growth. This is evidenced by the improvement in growth of loans, net, which contributed to strong earnings, asset quality, and net interest income compared to the previous year.

Despite the unprecedented challenges posed by the pandemic in the past two years, Lake Shore Savings has evolved by navigating through these difficult times to remain focused on sustained delivery of exceptional customer experiences. Personal customer service has been a driving force behind our success, and we are proud to offer the products and services that support the success of our customers.

To sustain our growth and success, we have made strategic hires in key leadership positions to bring new perspectives and expertise to our team. Our new Chief Technology Officer, Robert Cortellucci, brings a wealth of experience and innovation to the role, and will oversee our technology systems and digital banking platforms that will enhance our customers' experience. Our new Chief Operating Officer, Jennifer Zatkos, CFE, is focused on driving operational excellence and efficiency, ensuring that we remain nimble and responsive to the needs of our customers. Furthermore, Tamara Bellanti, SHRM-CP, our new Senior Vice President for Human Resources, will play an instrumental role in attracting and retaining top talent to support our future growth.

During 2022, we have taken steps to enhance our information technology capacities and security systems oversight by implementing a cloud-based computing system and by hiring Josh Brunner as Information Security Officer. Josh has extensive experience in this role and will be focused on maintaining and enhancing security over our systems and data.

Lake Shore Savings Bank entered into a written agreement with its primary regulators, the Office of the Comptroller of the Currency, in July 2022. In February 2023, the written agreement was terminated and replaced with a Consent Order. We are committed to promptly addressing the action items included in the consent order to address the regulator's concerns over our operational, technological, compliance, and governance activities and we believe that the addition of the new personnel noted above provides us with the necessary skill sets to properly address the regulatory concerns.

Our capital levels remain strong and we believe that Lake Shore Savings is well-positioned to meet the challenges and opportunities of the future with confidence. Our strong financial and capital positions, unwavering commitment to exceptional customer service, and talented team make us confident in our ability to continue delivering value to our shareholders, customers, employees, and communities.

FINANCIAL PERFORMANCE

We are proud to announce our financial results for 2022, as we experienced impressive growth in our net interest margin and loan balances. At December 31, 2022, we had total assets of $699.9 million and recorded net income of $5.7 million, which was positively impacted by a 10.9% increase in loans receivable, net.

The growth in our loans receivable, net, which rose to $573.5 million from $517.2 million at prior year end, was primarily due to a $54.6 million net rise in commercial and residential real estate loan originations during the year. Cost of funds improved to an average rate paid of 0.49% in 2022, a 7.5% decrease in comparison to the average rate paid of 0.53% in 2021. We experienced net deposit outflow in 2022, with a total of $570.1 million at the end of 2022 compared to $593.2 million at the end of 2021, primarily due to a decrease in core commercial deposits. This can be partly attributed to the recovery of the economy in the current post-pandemic environment.

We are pleased to report net income of $5.7 million, or $0.97 per diluted share, for 2022, an 8.1% decrease from $6.2 million, or $1.05 per diluted share, in 2021. The decrease in net income was primarily driven by an increase in non-interest expenses due to remediation activities associated with Lake Shore Savings Bank's entrance into an initial written agreement with its regulator. We expect these higher costs to continue over the near term while we focus our efforts on the prompt correction of the requirements outlined in the Consent Order. Net income was also negatively impacted by an 11.5% increase in our provision for loan losses, primarily due to an increase in classified commercial real estate loans and an increase in loan balances during 2022. The increase in provision for loan losses was partially offset by the payoff of one non-accrual, commercial real estate loan during 2022, which improved our asset quality ratios. Specifically, nonperforming loans as a percent of total net loans decreased by 135 basis points, from 1.86% at December 31, 2021 to 0.51% at December 31, 2022. In 2022, we were able to focus on our operations without having to make additional pandemic-related loan loss provisions, which we did in 2021 and prior years.

Loan Composition

as of December 31, 2022


3.39%
30.50%
56.70%
9.20%
0.21%
One to Four Family
Consumer
Home Equity
Commercial Real Estate (Including CRE Construction Loans)
Commercial Loans

Deposit Composition

as of December 31, 2022


13.5%
26.8%
18.5%
15.0%
26.2%
Time Deposits
Interest Bearing Demand
Money Market Accounts
Non-interest-bearing Demand
Saving Accounts



BANKING NOW AND IN THE FUTURE

With more than 130 years of banking experience, Lake Shore Savings has thrived on building strong relationships with individuals and businesses. Our ultimate goal is to help our customers achieve their dreams, whether it be through homeownership, expanding a business, starting a new venture, opening a savings account, or planning for college expenses. To deliver exceptional customer service, we have a dedicated team that is available to assist our customers in-person at one of our convenient locations or through our call center.

Going forward, we are committed to providing customized solutions that meet our customers' unique needs in this time of rapidly changing technology. Our recent hiring of a Chief Technology Officer and upgrade to a cloud computing system during 2022 have put us in a strong position to meet the ever-increasing demand for digital banking services. We are constantly evolving to meet the changing needs of our customers, offering a seamless and personalized experience through both online and in-person channels.

COMMUNITY SUPPORT

Our unwavering commitment to serving our communities is demonstrated through our steadfast support of non-profit organizations, both through financial contributions and the volunteerism of our passionate employees. During 2022, we were honored to support the Roswell Park Herd of Hope in furthering the crucial cancer research at Roswell Park Comprehensive Cancer Center in Buffalo, NY, in memory and in honor of those in our community who have been affected by cancer. As proud members of the Western New York Community, we are thrilled to join forces with organizations and corporations in the united pursuit of finding a cure for cancer. Together, we are stronger in the fight against this devastating disease.



GRATITUDE

On behalf of the entire team at Lake Shore Savings, we want to express our deep gratitude for your continued support and trust in us. We are excited about the future and look forward to serving you for many years to come. Your confidence in us is a testament to our success, and we will work tirelessly to maintain it.

Kevin M. Sanvidge

KEVIN M. SANVIDGE
Chairman of the Board



Retirement of CEO Dan Reininga

Dan Reininga, President, and CEO of Lake Shore Bancorp recently retired after 29 years of dedicated service to the Company and the Bank. Dan joined Lake Shore Savings in 1994 as a director and served as the Executive Vice President and Chief Operating Officer before becoming President and CEO in 2011. During the last 12 years under Dan's leadership, assets grew from $488 million to almost $700 million. He is credited for the expansion and success of the Commercial Loan Division and for the Bank's increased recognition in the Buffalo metro area, via his marketing vision, sales intuition, and community service efforts during his tenure.

Dan earned his degree in Economics from Allegheny College and an MBA from the University of South Florida. He also holds a graduate degree in Banking from the American Bankers Association Stonier National School of Banking. Throughout his career, Dan has served on various boards, including SUNY Fredonia College Foundation, Brooks Memorial Hospital, and The Gow School. He has received numerous awards and recognitions for his contributions to the Western New York community. Throughout his tenure, Dan has remained a staunch and loyal promoter of his favorite community bank and his enthusiastic personality will be missed by all who have worked alongside him. We extend to Dan our sincere gratitude and appreciation for his contributions, dedication, and service to the Company and the Bank. Dan will be retiring with his wife, Wendy, to spend more time with their four children and six grandchildren.



"I can't say enough about Dan, Jeff, and Rachel. They are exceptional people. What makes Lake Shore Savings different from other banks is the fact that I was able to meet the people who make the decisions face-to-face."

-VINNY DEMARCO

Queen City Foods owner Vinny DeMarco (left) with employee Andrew Schaefer.

CLIENT SUCCESS STORY

Queen City Foods

Over the last eight years, Vincent “Vinny” DeMarco has expanded his coffee truck business, which serves both the Greater Buffalo and Rochester areas, from five trucks to 27. Vinny established Queen City Foods in 2015 and has grown it to include three retail barista bars, a coffee roasting and packaging operation, and a food production facility. His trucks serve coffee and meals to people and businesses throughout Western New York.

In 2020, the COVID-19 pandemic presented almost insurmountable challenges to the food service industry, but Vinny and his team worked hard to adapt to the changing business environment and managed to keep his staff employed when many places were not allowing external food vendors like the Queen City Foods trucks onto their sites.

As he navigated his way through the pandemic and sought ways to continue growing his business, Vinny investigated several banking options, including Lake Shore Savings Bank. Commercial Loan Officer Rachel Sanchioni, who understands the complexities of the food service industry, worked to come up with financing solutions that would help Queen City Foods continue to thrive. She even arranged for President and CEO Dan Reininga and Executive Vice President Jeff Werdein to tour one of Vinny’s facilities in Lackawanna, NY.

Queen City Foods is poised for growth and is working closely with Lake Shore Savings to explore more financing options that will result in an expanded product line and a larger customer base. Vinny has recently added online ordering and curbside service to his business, and he is in the process of implementing a major inventory management system upgrade that will increase efficiency for his staff. Vinny attributes the success of his business to his faith, the loyalty and commitment of his employees (some of whom have been working for his family for 30 years), and his approachable nature. He encourages customers to call him directly with any issues they may have. Queen City Foods is a family-owned company, and the relationships Vinny builds with his customers, staff, and community are the kind of relationships he was seeking when he explored financing options. He knows that each lender at Lake Shore Savings is personally invested in the success of their customers.


ICED COFFEE FLAVORS
THE MENU
COLD BREW
DECAF!
BUFFALO

“In my experience with other banks, I had to deal with a committee of people who may or may not be in the area. The fact that I have local people who know me and are willing to invest in me as a person is truly unique.”

-VINNY DEMARCO


Queen City
FOODS
26



(L to R): Wayland Brewing Company Owners Caryn Dujanovich, Tom Bestpitch, P.J. Dunn, and Brad Rowell.

CLIENT SUCCESS STORY

Wayland Brewing Company

What happens when a craft beer fanatic teams up with two passionate restaurateurs and a successful businessman? The answer is Wayland Brewing Company, a massive brewery, restaurant, and banquet complex in Orchard Park, NY.

P.J. Dunn brewed his own beer and traveled to breweries all over the country for 15 years before he met restaurant owners Brad Rowell and Caryn Dujanovich. Together with entrepreneur Tom Bestpitch, they began to develop an idea for a one-of-a kind brewery experience that would attract people from all over the region. Feeling that there was a gap in the market for a brewery in Orchard Park, the team set out to create a destination that serves great beer and outstanding food in a unique atmosphere. All four business owners felt that their new company should pride itself on paying close attention to detail, being passionate about people, and providing unmatched customer service. Featuring a full restaurant and bar, along with outdoor seating, fire pits, and a bocce court, Wayland Brewing Company rivals experiences in similar sized towns nationwide.

“We really wanted to make a place where you’d feel totally comfortable going on a date or bringing your kids and family after a little league game. We wanted this to be a place where everybody is welcome and comfortable and has something for everybody.”

-P.J. DUNN

The owners of Wayland knew that turning their ambitious vision into reality would require significant capital, and that's why they turned to Jeff Werdein, EVP Commercial Lending at Lake Shore Savings Bank. Tom Bestpitch worked directly with Jeff on the Wayland deal; resulting in a recommendation of a SBA 504 loan for the project, which worked the best for the owners. Tom is confident that Jeff and Lake Shore Savings have his best interests in mind.

"I don't like layers of bureaucracy; I like dealing with people that can get things done. At other banks, there isn't the personal feel you get with Lake Shore Savings. I can always reach out to Jeff and bounce ideas around with him. We have a great relationship, it's very give-and-take."

-TOM BESTPITCH

With the Orchard Park community buzzing about Wayland Brewing Company already, the team is confident that they will attract visitors from not just Western New York, but from Pittsburgh, Cleveland, Syracuse, Rochester, and Southern Ontario. The craft beer industry is evolving, and with more breweries offering food, Wayland is poised to take advantage of this trend.

"The big, regional breweries that distribute to ten states still exist, but that's not what people want anymore. Something like this, with multiple reasons to come in, is where the market is headed, and I think we're doing this at just the right time."

-P.J. DUNN





Chautauqua Hospice and Palliative Care

In 2021, Lake Shore Savings Bank made a significant impact on the community by supporting the first hospice residence in Chautauqua County, The Star Hospice House. With a three-year pledge of $75,000, Lake Shore Savings Bank helped provide a five-bedroom patient facility complete with a great room, kitchen, salon, and covered patios, as well as a renovation of the existing house to include two family bedrooms, a full-size kitchen, a living room, and a balcony. The patient rooms are private and staffed by nurses and aides 24 hours-a-day, ensuring a peaceful and dignified stay for patients and their loved ones.

Chautauqua Hospice and Palliative Care, the organization behind The Star Hospice House, aims to provide comprehensive palliative and end-of-life care, including hospice care, palliative care for those with serious chronic illness, and bereavement support. The mission of CHPC is to serve the needs of over 200 individuals in the community who lack a caregiver, have complex medical conditions, or can't remain at home.

As a locally operated financial institution, Lake Shore Savings Bank is not just committed to serving the banking needs of its communities, it is dedicated to helping organizations like Chautauqua Hospice and Palliative Care to continue to make a positive impact on people's lives. The Bank's support of the Star Hospice House is just one of many ways Lake Shore Savings Bank continues to give back to the community.

Board of Directors & Senior Management

BOARD OF DIRECTORS

Tracy S. Bennett

Sharon E. Brautigam - Vice Chairperson

Michelle DeBergalis

John P. McGrath

John L. Mehltretter

Ronald J. Passafaro

Kevin M. Sanvidge - Chairperson

SENIOR MANAGEMENT GROUP

Jeffrey M. Werdein - Executive Vice President, Commercial Division and Interim Principal Executive Officer

Rachel A. Foley - Chief Financial Officer/Treasurer and Principal Financial Officer

Jennifer Zatkos - Chief Operating Officer

Robert V. Cortellucci - Chief Technology Officer

Adam J. Dimitri - Vice President of Retail Banking

Tamara Bellanti - Senior Vice President of Human Resources

CONTINUING TO BUILD THE EXECUTIVE TEAM



CHIEF OPERATING OFFICER

Jennifer Zatkos, CFE, was appointed as the Bank's Chief Operating Officer in November 2022. With over 15 years of leadership in the financial industry and experience in various senior roles at both local and national financial institutions, Jennifer brings a wealth of expertise to the company. She holds a Bachelor of Arts in Communication from State University of New York at Buffalo and is a Certified Fraud Examiner (CFE).



CHIEF TECHNOLOGY OFFICER

Robert Cortellucci was appointed as the Bank's Chief Technology Officer in November 2022. With over 20 years in IT Management across various industries such as banking, healthcare, and logistics, Mr. Cortellucci brings a wealth of experience to the company. He holds a bachelor's degree from the State University of New York at Buffalo and is a Six Sigma Yellow Belt. Prior to joining the Bank, Cortellucci served as Manager of Information Technology at FedEx Trade Networks, where he successfully led teams in developing a customs brokerage solution.



SENIOR VICE PRESIDENT OF HUMAN RESOURCES

Tamara Bellanti, SHRM-CP, was named the Bank's Senior Vice President of Human Resources in June 2022. With over 20 years of HR experience, she brings expertise to the bank from working at multiple companies. She earned a degree in Business Administration from SUNY Fredonia and is certified by the Society for Human Resource Management (SHRM). Bellanti previously served as the HR Director at KSL Diagnostics, where she played a key role in expanding the company's phlebotomy and laboratory staff during the COVID-19 pandemic.

COMMERCIAL LENDING AND OTHER OFFICERS

Barbara M. Fancher - Vice President

Wendy Harrington - Corporate Secretary

Michael R. Noville - Vice President, Commercial Loan Officer

Dylan P. Rubadeaux - Vice President, Commercial Loan Officer

Rachel Sanchioni - Vice President, Commercial Loan Officer

BRANCH MANAGEMENT OFFICERS

Theresa Campanella - Assistant Vice President, Branch Relationship Manager

Amy Harding - Vice President, Regional Sales Officer

Gabriele J. Maddalena - Vice President, Senior Retail Lending Officer

Christina Schwindler - Vice President, Regional Sales Officer

MILLENNIAL ADVISORY BOARD MEMBERS

Brandon Ihrig - Math Teacher, Amherst High School

Kale Mann - President and Pastor, Soar into Your Destiny, Inc., Faith Temple Community Church

Dr. Susan McNamara - Associate Professor and Internship Coordinator, SUNY Fredonia

Peter Moll - Human Resource Generalist, Lake Shore Savings Bank

Chrissy Ortolano - Account Manager, Trusted Nurse Staff

Chris Phillips - Internal and IT Audit Manager, Kaleida Health

Steven Przybyla - General Counsel, 22nd Century Group, Inc.

Brittany Sanvidge - Brand Communications Manager, Postprocess Technologies

Molly White - Associate Legal Counsel, Cannon Design

Selected Financial Data

Our selected consolidated financial and other data is set forth below and is derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto, beginning on page F-1 of our 2022 Annual Report on Form 10-K.

Selected Financial Condition Data

Dollars in thousands	2022	2021
Total assets	$ 699,914	$ 713,739
Cash and cash equivalents	9,633	67,585
Securities available for sale	73,047	88,816
Loans receivable, net	573,537	517,206
Deposits	570,119	593,184
Short-term borrowings	12,596	-
Long-term debt	24,950	21,950
Stockholders' equity	81,184	87,976

Selected Operation Data

Dollars in thousands, except per share data	2022	2021
Interest income	$ 26,754	$ 24,659
Interest expense	2,415	2,665
Net interest income	24,339	21,994
Provision for loan losses	725	650
Net interest income after provision for loan losses	23,614	21,344
Total non-interest income	2,704	3,188
Total non-interest expense	19,448	17,057
Income before income taxes	6,870	7,475
Income tax expense	1,162	1,288
Net income	$ 5,708	$ 6,187
Basic and diluted earnings per share	$ 0.97	$ 1.05
Dividends declared per share	$ 0.68	$ 0.54

Investment Rationale

- Prudent and conservative approach to growth

- Experienced management with thorough knowledge of service area

- Commitment to an efficient operating profile

- Operational focus on managing interest rate risk

- Solid community banking core business

- Online banking enhancements support retail and commercial deposits

- Continued investments in enhanced digital capabilities to meet customers' technology needs

- Commercial lending growth efforts focused on gaining market share in the Buffalo metropolitan area

BRANCH LOCATIONS

Chautauqua County (5):

DUNKIRK
128 East 4th Street, Dunkirk, NY 14048
(716) 366-4070

FREDONIA
30 East Main Street, Fredonia, NY 14063
(716) 673-9555

JAMESTOWN
115 East 4th Street, Jamestown, NY 14701
(716) 664-1103

LAKEWOOD
1 Green Avenue, Jamestown, NY 14701
(716) 483-3400

WESTFIELD
106 East Main Street, Westfield, NY 14787
(716) 326-4414

Erie County (6):

DEPEW
570 Dick Road, Depew, NY 14043
(716) 898-2022

EAST AMHERST
5751 Transit Road, East Amherst, NY 14051
(716) 688-6114

HAMBURG
59 Main Street, Hamburg, NY 14075
(716) 646-9480

KEN-TON
3438 Delaware Avenue, Kenmore, NY 14217
(716) 898-2010

ORCHARD PARK
3111 Union Road, Orchard Park, NY 14127
(716) 674-2066

SNYDER
4950 Main Street, Snyder, NY 14226
(716) 898-2101

SHAREHOLDER INFORMATION

National Stock Listing
The NASDAQ Global Market under the symbol LSBK

Special Counsel
LUSE GORMAN, PC
5335 Wisconsin Avenue, NW
Suite 780 Washington, DC 20015

Independent Auditors
BAKER TILLY US, LLP
20 Stanwix Street
Suite 800 Pittsburgh, PA 15222

Transfer Agent & Registrar
COMPUTERSHARE INVESTOR SERVICES
By Regular Mail
PO Box 505000
Louisville, KY 40233-5000

By Overnight Delivery
462 South 4th Street
Suite 1600 Louisville, KY 40202

800.368.5948
Computershare.com/investor

Investor Relations Contact
RACHEL A. FOLEY
Chief Financial Officer and Treasurer
716.366.4070 ext 1020
Rachel.foley@lakeshoresavings.com

CAUTIONARY STATEMENT

The statements contained herein that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's current plans and analyses of our business and the industry in which we operate as a whole. These factors in some cases have affected, and in the future could affect, our financial performance and could cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Information on factors that could affect the Company's business and results are discussed in the Company's periodic reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for 2022. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.



Lake Shore Savings
Putting People First.™

Lake Shore Bancorp, Inc. ("the Company") is the mid-tier holding company of Lake Shore Savings Bank, a mission-driven community institution dedicated to serving the financial needs of consumers and businesses within the Bank's Western New York market area.

The Company's common stock is traded on the NASDAQ Global Market as "LSBK" and its 5.7 million shares, including 3.6 million mutual holding company (MHC) shares, had a "market cap" of approximately $68.9 million on December 31, 2022. The Company had total consolidated assets of $699.9 million and total deposits of $570.1 million at the end of 2022.

Lake Shore Savings Bank is dedicated to serving the financial needs of consumers and businesses in Western New York, which it has been doing for more than 130 years. Our focus is on providing high-quality, personal customer service through our 11 full-service branches and 17 ATMs that are located throughout Chautauqua and Erie counties. Locally headquartered in Western New York, Lake Shore Savings Bank has retail locations in Depew, East Amherst, Hamburg, Kenmore, Orchard Park, Snyder, Dunkirk, Fredonia, Jamestown, Lakewood, and Westfield, where it offers a broad range of retail and commercial lending and deposit services. Additional information about the Company and the Bank is available at LakeShoreSavings.com.



Lake Shore Savings
31 East Fourth Street, Dunkirk, NY 14048
716-366-4070 | LakeShoreSavings.com